Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

May 21, 2013 and the Prospectus dated July 20, 2012

Registration No. 333-182790

May 21, 2013

PRICING SUPPLEMENT

International Lease Finance Corporation

May 21, 2013

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 21, 2013 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to the Floating Rate Senior Notes due 2016

Issuer:	International Lease Finance Corporation (the “Company”)

Title of Securities:	Floating Rate Senior Notes due 2016

Aggregate Principal Amount:	$550,000,000

Gross Proceeds to Company:	$550,000,000

Net Proceeds to Company (after underwriting discounts but before expenses):	$547,250,000

Final Maturity Date:	June 15, 2016

Coupon:	3-month U.S. dollar LIBOR + 1.95%

LIBOR for First Interest Period:	3-month U.S. dollar LIBOR, as determined on May 22, 2013

Price to Investors:	100.000% plus accrued interest, if any, from May 24, 2013

Record Dates:	March 1, June 1, September 1 and December 1 of each year

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year

First Interest Payment Date:	September 15, 2013

CUSIP/ISIN Numbers:	CUSIP: 459745GR0 ISIN: US459745GR01

Use of Proceeds:	The Company will use the net proceeds from this offering for general corporate purposes, including the repayment of existing indebtedness and the purchase of aircraft.

Underwriters:

Goldman, Sachs & Co.

Deutsche Bank Securities Inc.

UBS Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Trade Date:	May 21, 2013

Settlement Date:	May 24, 2013 (T+ 3)

Distribution:	SEC Registered (Registration No. 333-182790)

Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

The Company has filed a registration statement (including the Preliminary Prospectus Supplement and related Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and related Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain a copy of these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus Supplement and Base Prospectus if you request it.